Exhibit 99.1

FERRARI ENTERS A MULTI-YEAR AGREEMENT WITH ANDRETTI FORMULA RACING

Maranello (Italy), December 10, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces a multi-year agreement starting from 2026 with Andretti Formula Racing LLC, regarding the supply of power unit and gearbox to the racing team led by TWG Global and General Motors, subject to Andretti Formula Racing LLC receiving written confirmation from the FIA – F1 that its entry to the 2026 FIA Formula One Championship has been accepted and approved.

For further information:
Media Relations
Tel.: +39 0536 949337
E-mail: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977